UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DOCUMENT SECURITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

25614T200

(CUSIP Number)

J. Marvin Feigenbaum

124 W. 60th Street

Suite 33L

New York, NY 10023

+ 1 917 887 9949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614T200	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON J. Marvin Feigenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25614T200	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Barinder Athwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 774,027*
	8	SHARED VOTING POWER 264,277
	9	SOLE DISPOSITIVE POWER 774,027*
	10	SHARED DISPOSITIVE POWER 264,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,304*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%
14	TYPE OF REPORTING PERSON IN

*	Includes vested warrants to purchase 26,667 shares of Common Stock.

CUSIP No. 25614T200	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Brian Mirman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,158
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 628,158
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,158
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25614T200	13D	Page 5 of 10 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.02 per share (“Common Stock”), of Document Security Systems, Inc., a New York corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 200 Canal View Boulevard, Suite 300, Rochester, NY 14623.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by and on behalf of (i) J. Marvin Feigenbaum (“Feigenbaum”), (ii) Barinder Athwal (“Athwal”) and (iii) Brian Mirman (“Mirman”). Each of Feigenbaum, Athwal and Mirman are herein sometimes referred to as a “Reporting Person” and collectively as “Reporting Persons”. Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 4. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of Feigenbaum is 124 W. 60th Street, Suite 33L, New York, New York 10023. The principal business address of Athwal is 14 Mule Road, Toms River, New Jersey 08755. The principal business address of Mirman is 2627 Hylan Blvd., Staten Island, New York 10306.

(c) The principal business of Feigenbaum is the CEO of Group F Holdings. The principal business of Athwal is operating a medical practice as a physician. The principal business of Mirman is operating a dental practice as a dentist.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

CUSIP No. 25614T200	13D	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

Feigenbaum used approximately $1,800 (including brokerage commissions) in the aggregate to purchase 5,000 shares of Common Stock reported in this Schedule 13D. Athwal used approximately $3,450,000 (including brokerage commissions) in the aggregate to purchase 814,122 shares of Common Stock reported in this Schedule 13D. The vested warrants for 26,667 shares of Common Stock were issued to Athwal through a private placement in 2017 by the Issuer. Susan Athwal, the spouse of Athwal, used approximately $772,828 (including brokerage commissions) in the aggregate to purchase 264,277 shares of Common Stock beneficially owned by Athwal and reported in this Schedule 13D. Mirman used approximately $1,681,022 (including brokerage commissions) in the aggregate to purchase 628,158 shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by (i) Feigenbaum is the personal funds of Feigenbaum, (ii) Athwal is the personal funds of Athwal, and in the case of Susan Athwal, the personal funds of Susan Athwal; and (iii) Mirman is the personal funds of Mirman.

Item 4. Purpose of the Transaction

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes. The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

●	acquire additional Common Stock through open market purchases or otherwise;

●	sell Common Stock through the open market or otherwise; or

●	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

The Reporting Persons have informally agreed to cooperate to jointly deliver an advance notice of the Group’s intention to nominate individuals for election as directors at the Issuer’s 2019 annual meeting of stockholders in accordance with the Issuer’s bylaws and take any actions in furtherance thereof and coordinate the approval of each member of the Group of any filing with the Securities and Exchange Commission, press release, white paper, stockholder communication or other public communication.

CUSIP No. 25614T200	13D	Page 7 of 10 Pages

In addition, Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and/or other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

On October 29, 2019, the Reporting Persons notified the Issuer of their intent to nominate such number of directors at the Issuer’s 2019 annual meeting necessary to replace the board in its entirety. This, by implication, would result in changes to the incumbent board of directors if the nominees were elected. In addition, the Reporting Persons issued a public letter to shareholders of the Issuer, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,61,671,462 shares of Common Stock (including vested warrants for 26,667 shares of Common Stock), constituting approximately 5.6% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 29,721,907 shares of Common Stock outstanding as of August 13, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2019.

Feigenbaum has the power to vote and direct the disposition of the 5,000 shares of Common Stock held by him. The percentage of shares represents 0.0% of the Company’s outstanding stock.

Athwal has the power to vote and direct the disposition of 747,360 shares of Common Stock directly beneficially owned by him and has the shared power to vote and direct the disposition of the 264,277 shares of Common Stock beneficially owned by him and directly owned by Susan Athwal, his spouse. The percentage of shares represents approximately 3.4% of the Company’s outstanding stock.

Mirman has the power to vote and direct the disposition of the 628,158 shares of Common Stock directly beneficially owned by him. The percentage of shares represents approximately 2.1% of the Company’s outstanding stock.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 25614T200	13D	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above in Item 4, the Reporting Persons have entered into an informal agreement with respect to the shares of Common Stock held by them, which description is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Schedule A Transactions in Securities

99.1 Press Release issued by the Reporting Persons on October 29, 2019

99.2 Joint Filing Agreement, dated as of October 31, 2019, by and among the Reporting Persons.

CUSIP No. 25614T200	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth on this statement is true and correct.

Dated: November 1, 2019

/s/ J. Marvin Feigenbaum
J. Marvin Feigenbaum

/s/ Barinder Athwal
Barinder Athwal

/s/ Brian Mirman
Brian Mirman

CUSIP No. 25614T200	13D	Page 10 of 10 Pages

SCHEDULE A

Transactions in the Shares of Common Stock During the Past Sixty Days

Nature of the Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

J. MarVIN FEIGENBAUM

Purchase of Common Stock	5,000	0.36	October 15, 2019

SUSAN ATHWAL (BENEFICIALLY OWNED BY BARINDER ATHWAL)

Purchase of Common Stock	2,900	0.38	September 9, 2019
Purchase of Common Stock	976	0.39	September 17, 2019